Exhibit 5.1

September 22, 2025

The Board of Directors

PSB Financial, Inc.

Pioneer Federal Savings and Loan Association

202 North Main Street

Deer Lodge, Montana 59722

Re:	PSB Financial, Inc.
Common Stock, Par Value $0.01 Per Share

Ladies and Gentlemen:

You have requested the opinion of this firm as to certain matters in connection with the offer, sale and issuance of the shares of common stock, par value $0.01 per share (“Common Stock”), of PSB Financial, Inc. (the “Company”).

We have reviewed the Company’s Articles of Incorporation and its Registration Statement on Form S-1 (the “Form S-1”), the Plan of Conversion of Pioneer Federal Savings and Loan Association (the “Plan”), and applicable statutes and regulations governing the Company and the offer, sale and issuance of the Common Stock. The opinion expressed below is limited to the laws of the State of Maryland (which includes applicable provisions of the Maryland General Corporation Law, the Maryland Constitution and reported judicial decisions interpreting the Maryland General Corporation Law and the Maryland Constitution).

We are of the opinion that upon the declaration of effectiveness of the Form S-1, the Common Stock, when issued and sold in accordance with the Plan, will be legally issued, fully paid and non-assessable.

This opinion has been prepared solely for the use of the Company in connection with the preparation and filing of the Form S-1, and shall not be used for any other purpose without our prior express written consent. We hereby consent to our firm being referenced under the caption “Legal Matters” in the Prospectus contained in the Form S-1 and to the filing of this opinion as an exhibit to the Form S-1.

Very truly yours,

/s/ Godfrey & Kahn, S.C.

Godfrey & Kahn, S.C.